Exhibit 99.3

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2076)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (“Board”) of directors (“Directors”) of KANZHUN LIMITED are set out below.

Executive Directors

Mr. ZHAO Peng (趙鵬) (Chairman and Chief Executive Officer)

Mr. ZHANG Yu (張宇)

Mr. CHEN Xu (陳旭)

Mr. ZHANG Tao (張濤)

Ms. WANG Xiehua (王燮華)

Non-executive Director

Mr. YU Haiyang (余海洋)

Independent non-executive Directors

Mr. SUN Yonggang (孫永剛)

Mr. LI Yan (李延)

Ms. GAO Shangyu (高尚毓)

Our Board has four Board committees. The table below provides membership information of these committees on which each Director serves.

Board Committe	Audit	Compensation	Nomination	Corporate Governance
Director	Committee	Committee	Committee	Committee
Mr. ZHAO Peng (趙鵬)		Member	Member
Mr. ZHANG Yu (張宇)
Mr. CHEN Xu (陳旭)
Mr. ZHANG Tao (張濤)
Ms. WANG Xiehua (王燮華)
Mr. YU Haiyang (余海洋)
Mr. SUN Yonggang (孫永剛)	Member	Chairman	Member	Member
Mr. LI Yan (李延)	Member		Chairman	Chairman
Ms. GAO Shangyu (高尚毓)	Chairman	Member		Member

October 18, 2023